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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                          AMENDMENT NO. 6/SCHEDULE 13D
                                 (RULE 13D-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A)
                    AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                               ZAPME! CORPORATION
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                   98912E 10 0
                      (CUSIP Number of Class of Securities)

                          GILAT SATELLITE NETWORKS LTD.
                              1651 OLD MEADOW ROAD
                             MCLEAN, VIRGINIA 22102
                                 (703) 734-9401
          (Name, Address and Telephone Number of Persons Authorized to
                      Receive Notices and Communications)

                                    COPY TO:
                             STEVEN G. TEPPER, ESQ.
                                 ARNOLD & PORTER
                                 399 PARK AVENUE
                          NEW YORK, NEW YORK 10022-4690
                               TEL: (212) 715-1000
                               FAX: (212) 715-1399

                                 JANUARY 5, 2001
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing the schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No.  98912E 10 0

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  1.  Names of Reporting Persons. GILAT SATELLITE NETWORKS LTD.

      I.R.S. Identification Nos. of above persons (entities only).

      NOT APPLICABLE
-----------------------------------------------------------------------------
  2.  Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)    ................................................................

      (b)    ................................................................
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  3.   SEC Use Only

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  4.  Source of Funds (See Instructions) WC

--------------------------------------------------------------------------------
  5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to
      Items 2(d) or 2(e)...................................

--------------------------------------------------------------------------------
  6.  Citizenship or Place of Organization   ISRAEL

                  --------------------------------------------------------------
                  7.   Sole Voting Power .......................................
Number of
Shares            --------------------------------------------------------------
Beneficially      8.   Shared Voting Power   22,418,091 SHARES
Owned by
Each              --------------------------------------------------------------
Reporting         9.   Sole Dispositive Power ..................................
Person With
                  --------------------------------------------------------------
                  10. Shared Dispositive Power..................................

--------------------------------------------------------------------------------
  11.  Aggregate Amount Beneficially Owned by Each Reporting Person

       22,418,091 SHARES
--------------------------------------------------------------------------------
  12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions) [ ]

--------------------------------------------------------------------------------
  13.  Percent of Class Represented by Amount in Row (11) 51%

--------------------------------------------------------------------------------
  14.  Type of Reporting Person (See Instructions)   CO

--------------------------------------------------------------------------------




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         This Amendment No. 6 to Schedule 13D (this "Amendment No. 6"), amends and supplements the Schedule 13D filed by Gilat Satellite Networks Ltd., an Israeli corporation ("Gilat") on October 12, 2000 (as amended by the Tender Offer Statement on Schedule TO, filed by Gilat on October 17, 2000 (as amended on October 19, 2000, November 3, 2000, November 15, 2000 and November 28,
2000)).

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

         Pursuant to the Tender Offer Agreement, dated October 3, 2000 (the "Tender Offer Agreement"), among Gilat, the Company and the stockholders of the Company listed on Schedules A and B thereto, Gilat offered to purchase (the "Offer") up to the number of shares of common stock, par value $.01 per share (the "Shares"), of the Company, which together with the number of Shares Gilat beneficially owned, constitutes 51% of the Outstanding Shares. "Outstanding Shares" means the total number of shares outstanding as of the last business day prior to the consummation of the Offer.

         On November 27, 2000, Gilat accepted for payment, and paid for, 16,793,752 Shares tendered in the Offer. Such Shares represented approximately 38% of the Outstanding Shares.

         By a letter agreement dated December 6, 2000 (the "Letter Agreement"), among Gilat and the stockholders of the Company listed on Schedule A thereto (the "Schedule A Stockholders"), Gilat agreed to exercise its option, as contemplated by Section 2.2 of the Tender Offer Agreement, to purchase from the Schedule A Stockholders no later than January 5, 2001, a total of 5,075,691 Shares, which provided Gilat with beneficial ownership of 51% of the Outstanding Shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The Letter Agreement is filed as Exhibit 2(b) to this Amendment No. 6.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

         The following exhibit is filed herewith:

         2(b) Letter Agreement, dated December 6, 2000, between Gilat Satellite Networks Ltd. and certain stockholders of the Company listed on Schedule A thereto.




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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FEBRUARY 23, 2001
--------------------------------------------------------------------------------
Date

/S/  YOAV LEIBOVITCH
--------------------------------------------------------------------------------
Signature

YOAV LEIBOVITCH, CHIEF FINANCIAL OFFICER AND VICE PRESIDENT OF FINANCE
AND ADMINISTRATION
--------------------------------------------------------------------------------
Name/Title





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                                INDEX OF EXHIBITS


     Exhibit No.          Description
     -----------          -----------
     2(b)                 Letter Agreement, dated December 6, 2000, between Gilat
                          Satellite Networks Ltd. and certain stockholders of
                          the Company listed on Schedule A thereto.






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